SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 29, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Corporate Strategy Meeting FY2016

Sony Corporation
News & Information	1-7-1 Konan, Minato-ku, Tokyo

No. 16-065E
June 29, 2016

Sony Corporate Strategy Meeting FY2016

Transformation into a highly profitable enterprise and establishing the foundations for the future

Tokyo - June 29, 2016 - Sony Corporation (“Sony” or the “Company”) today held its Corporate Strategy Meeting for the fiscal year ending March 31, 2017 (“FY2016”). The Company’s President and CEO, Kazuo Hirai, provided an update on the progress of its mid-range corporate plan covering the fiscal year ended March 31, 2016 (“FY2015”) through the fiscal year ending March 31, 2018 (“FY2017”) and presented details of initiatives Sony is undertaking to establish the Company’s foundations for the future beyond FY2017. Highlights from this presentation are outlined below.

May 7, 2016 marked the 70th anniversary of Sony’s founding. Based on the spirit of innovation and challenge expressed by Sony co-founder Masaru Ibuka in the Company’s founding prospectus, Sony will continue its mission of being a company that provides customers with kando - to move them emotionally - and inspires and fulfills their curiosity. Sony also will continue to focus on transforming itself into a highly profitable enterprise and creating new businesses.

1.	Progress of Mid-range Corporate Plan (FY2015 - FY2017)

Sony’s mid-range corporate plan from FY2015 through FY2017 is transitioning the Company from a period focused primarily on restructuring to a new phase with “profit generation and investment for growth” as its theme. Under this plan, Sony is aiming to realize its transformation into a highly profitable enterprise by implementing the three following strategies.

       Key strategies for business operations within mid-range corporate plan (FY2015 - FY2017)
(announced February 18, 2015)
・	Business management that emphasizes profitability, without necessarily pursuing volume
・	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value
・	Clearly defined positioning of each business within a broader business portfolio perspective

・
Sony’s target of consolidated ROE of more than 10% and consolidated operating profit of more than 500 billion yen for the Sony Group in FY2017, the final year of its mid-range corporate plan, remains unchanged, and the Company is continuing to manage each of its businesses with the aim of achieving its transformation into a highly profitable enterprise.

・	At the same time, in view of changes to the external environment, and the respective status of each of its businesses, the targets for each business segment have been revised as below (page 4).
・
In FY2015, the first year of its mid-range plan, Sony significantly improved consolidated operating income and net income attributable to stockholders (consolidated) compared with the previous year. In particular, the revitalization of its “SONY”-branded consumer electronics businesses contributed significantly to this improved profitability. Sony recognizes that this revitalization was a result of comprehensive measures that have steadily been carried out to enhance product competitiveness and differentiation in these businesses, as well as structural reform and cost optimization measures. These businesses are expected to provide the foundations for the Company’s achievement of its FY2017 financial target of consolidated operating profit of more than 500 billion yen. At the same time, with the competitive environment in the consumer electronics industry continuing to drastically change, Sony also plans to aggressively undertake new challenges within these businesses.

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Progress of Key Segments and Related Initiatives

<Game and Network Services>
・
Sony considers the Game and Network Services segment the largest growth driver of its mid-range corporate plan, and as of May 2016, PlayStation®4 has cumulatively sold through more than 40 million units to customers worldwide, continuing its rapid growth and expansion as the fastest-selling console in PlayStation® history. The platform as a whole, including network services, is receiving widespread customer acclaim, and profit growth is exceeding the expectations held when the mid-range corporate plan was initially formed.

・
The network services business is also continuing to grow, achieving a 50% increase in sales in FY2015 compared to the previous year. The user base is expanding, driven in particular by the PlayStation®Plus membership service, and Sony has continued to engage in investment towards further growth.

・
Sony’s new PlayStation®VR virtual reality system is scheduled to launch in October 2016. Sony has identified virtual reality as an area it believes offers great future potential for the Sony Group in games, as well as other areas. Virtual reality is an application in which Sony believes it can leverage its technological strengths in areas such as digital imaging, content acquisition and production, as well as its entertainment assets. The Company is accordingly engaging with virtual reality across the Sony Group, and also considering the possibility of cultivating it as a new business domain.

<Pictures and Music>
・
In the Pictures and Music segments, with the shift to digital and proliferation of streaming services, the industry itself is undergoing a major transition. The ways that customers consume content, and their individual needs, are becoming increasingly diverse. With the Sony Group’s array of creative talent, ability to create high-quality entertainment, and wealth of content, the current business environment presents major opportunities, and Sony intends to accelerate its growth into these areas.

・
In the Pictures segment, the growth of subscription-based video services and emergence of “binge-watching” viewing styles, has led to a significant increase in demand for high-quality television content, particularly drama. With Sony Pictures Television producing a succession of major hits, including “Breaking Bad,” “Better Call Saul,” and “The Blacklist,” Sony believes it is well-positioned to take advantage of these trends.

・
In the Music segment, the discovery, development and promotion of artists such as Adele, whose record-breaking hit “25” made a significant contribution to profit in FY2015, will continue to form the basis of Sony’s business activities. At the same time Sony is engaging in strategic investment to strengthen its recurring revenue businesses within this segment, as demonstrated by the full acquisition of independent music distributor Orchard Media, Inc. in April 2015, and its agreement to fully acquire Sony/ATV Music Publishing LLC (“Sony/ATV”) announced in April 2016.

<Devices>
・
In the Devices segment, which Sony classified as a “growth driver” in its mid-range corporate plan alongside the three segments above, Sony announced a significant downward revision to its full year results forecast in FY2015 due to lower than expected sales in the core image sensor business, caused in particular by slowing growth within the smartphone market. The rate of profit growth in this business is expected to continue to decline through FY2017.

・	Sony plans to take an approach to management that prioritizes speed of response to changes in the market environment, and focuses on Sony’s areas of strength.

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・
At the same time, in terms of image sensors for mobile products, while the smartphone market itself is slowing, the shift to dual-lens cameras and the requirement for higher pixel density is expected to lead to increased demand in the future. With its technological expertise in these areas, these could be favorable market trends for Sony. By taking advantage of these shifts in the business landscape and also by continuing its existing efforts to expand sales volume, Sony is aiming to revitalize the profitability of this business from the second half of FY2016 and into FY2017.

・	From a mid-to-long-term perspective, Sony continues to expect significant future growth for the image sensor-business. This business accordingly continues to be positioned as a growth driver.
・
In terms of new image sensor applications, Sony sees potential growth in surveillance cameras, as well as in factory automation, IoT (Internet of Things) including drones, and automotive applications. While it is expected to be some time before Sony’s image sensor business for automotive applications is fully established, it is an area where Sony anticipates growth and is investing in R&D aggressively.

<Financial Services>
・
In the Financial Services segment, each of the life insurance, non-life insurance, banking and nursing care business have continued to steadily expand their business operations, based on the high level of trust they have gained among customers. However, the ultra-low interest rate environment in Japan is expected to present challenges in terms of generating profit in this segment for the duration of the current mid-range corporate plan, and therefore projections for this segment which were incorporated in our mid-range corporate plan have been revised.

・
In the core life insurance business, Sony is reevaluating its product lineup and sales strategy and executing initiatives, including comprehensive risk management measures, in order to maintain and improve profitability. Sony will target mid-to-long-term growth by continuing to focus on providing high-quality and convenient services in life insurance and across all its other businesses.

2.	New Initiatives Looking Towards the Future

・
Based on its mission of being a company that provides customers with kando, and inspires and fulfills their curiosity, Sony will continue to target growth by developing the three pillars of its business—electronics, entertainment and financial services—and creating new business opportunities in these business domains.

・
Sony believes its strength lies in its ability to develop products that exist at the closest point of contact with its customers and resonate with them at an emotional level, and to place them in the hands of customers around the world. In other words, Sony connects with its customers at the “last one inch” of the user experience.

・
Sony intends to accelerate efforts to leverage its strengths in new business areas, based on the dual principles of its mission to provide customers with kando, and the pursuit of recurring revenue business models that generate sustainable business and profit growth.

・
While continuing to proceed with the new business creation initiatives in which Sony is currently engaged, the Company will aim to combine its existing strengths in areas such as video and audio technologies, sensors and mechatronics, with artificial intelligence (AI), robotics, communications and other elements, and by doing so offer new proposals at the “last one inch” across all types of living spaces.

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・
In addition to initiatives already under way, such as the drone-based enterprise solutions that have been launched by Aerosense Inc., Sony’s joint venture with ZMP Inc., and the development of a range of Xperia smart products announced earlier this year, Sony has also embarked on the development of a robot capable of forming an emotional bond with customers, and able to grow to inspire love and affection. In April 2016 Sony established a new organization in this area that is working towards a business launch. Sony will seek to propose new business models that integrate hardware and services to provide emotionally compelling experiences. In the future, Sony will explore broader business opportunities for its robotics and AI technologies, including applications such as production processes and logistics.

・
In order to accelerate R&D in the areas that Sony will focus on going forward, Sony intends to further strengthen its collaboration with leading external researchers and start-up companies, and create a more open ecosystem. As part of these efforts, Sony plans to establish the “Sony Innovation Fund,” a corporate venture capital fund, which is scheduled to launch in July 2016. Having advisors and business incubators actively participate in strategically important businesses will enable Sony to support the growth of companies in which it invests, and also provide opportunities to nurture Sony’s leaders of tomorrow.

●	Revisions to Financial Targets of each Business Segment for the fiscal year ending March 31, 2018
Sony today announced revisions to the financial targets for each of its business segments for the fiscal year ending March 31, 2018 (from April 1, 2017 to March 31, 2018), as set out in the table below.

 (Billions of Yen)
		Previous target[6]	Revised target (as of June 2016)
	Assumed foreign currency exchange rates[4]	1 U.S. dollar: 110 yen 1 Euro: 138 yen	1 U.S. dollar: 113 yen 1 Euro: 129 yen
Mobile Communications Segment	Sales[5]	1,000~1,250	900~1,050
	Operating income margin	3~5%	1.5~3.5%
Game & Network Services Segment	Sales[5]	1,400~1,600	1,800~1,900
	Operating income margin	5~6%	8~10%
Imaging Products & Solutions Segment	Sales[5]	680~730	630~680
	Operating income margin	7~9%	8~10%
Home Entertainment & Sound Segment	Sales[5]	1,000~1,100	1,000~1,100
	Operating income margin	2~4%	3~5%
Devices Segment	Sales[5]	1,300~1,500	1,000~1,050
	Operating income margin	10~12%	5~7%
(Semiconductor Business only [1]）	Sales[5]	(1,100~1,250)	(780~830)
	Operating income margin	(10~12%)	(6~8%)
Pictures Segment [2]	Sales[5]	10~11 billion U.S. dollars	9.5~10.5 billion U.S. dollars
	Operating income margin	7~8%	6~7%
Music Segment [3]	Sales[5]	4.9~5.3 billion U.S. dollars	5.1~5.5 billion U.S. dollars
	Operating income margin	10.5~11.5%	11~12%

１ Semiconductors includes image sensors, camera modules, LSI and micro-display devices.
2　The U.S. dollar targets in the Pictures segment are consistent with the U.S. dollar figures that Sony Pictures Entertainment consolidates from its global operations prior to reporting them to Sony Corporation in Tokyo, where they are converted into yen.
3　The U.S. dollar targets in the Music segment are derived by converting Sony Music Entertainment Japan’s yen target for the segment into U.S. dollars and adding the product to Sony Music Entertainment and Sony/ATV’s U.S. dollar target for each line item.
4　The revised FY2017 targets are calculated using the same assumed foreign currency exchange rates used to calculate the FY2016 business segment forecasts announced in April and May of 2016. The assumed foreign currency exchange rates used to calculate the FY2016 consolidated results forecast announced in May 2016 remain unchanged from the 110 yen to the U.S. dollar and 120 yen to the euro.
5　Includes operating revenue and intersegment sales.
6　Reclassifications have been made to conform with business segment realignments announced since November 2014 (February 2015 for Mobile Communications), when initial targets were announced.

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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

EOF

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